April 1, 2025

Huisen Wang
Chief Executive Officer
Huadi International Group Co., Ltd.
No. 1688 Tianzhong Street, Longwan District
Wenzhou, Zhejiang Province
People   s Republic of China 325025

       Re: Huadi International Group Co., Ltd.
           Form 20-F for the Fiscal Year ended September 30, 2024
           File No. 001-39904
Dear Huisen Wang:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing